SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                 Commission File Number: 1-1416

                           NOTIFICATION OF LATE FILING


         |X| Form 10-K                       |_| Form 11-K

         |_| Form 20-F                       |_| Form 10-Q

         |_|  Form N-SAR
         For the Period Ended: November 30, 1997

|_|Transition Report on Form 10-K            |_|Transition Report on Form 10-Q

|_|Transition Report on Form 20-F            |_|Transition Report on Form N-SAR

|_|Transition Report on Form 11-K
                               For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                  Not applicable.

                                     PART I
                             REGISTRANT INFORMATION

                             BINKS SAMES CORPORATION
                            (Full Name of Registrant)

                            9201 West Belmont Avenue
                          Franklin Park, Illinois 60131
                     (Address of principal executive office)

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                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

         |X|      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;
                  (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 20-F, 11-K or Form
                           N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         Binks Sames Corporation (the "Registrant") is unable to file its Annual Report on Form 10-K for the fiscal year ended November 30, 1997 within 90 days after the end of such year without unreasonable effort or expense because of a delay in finalizing the Registrant's financial statements for such period occasioned by the need to properly account for expenses and other charges.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                  Jeffrey W. Lemajeur, Chief Financial Officer, Binks Sames Corporation 847-671-3000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                  |X| Yes |_| No

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

                             BINKS SAMES CORPORATION
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                               Binks Sames Corporation


March 2, 1998                                  By:/s/  Jeffrey W. Lemajeur
                                                  ------------------------
                                                  Jeffrey W. Lemajeur
                                                  Vice President of Finance and
                                                  Chief Financial Officer

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